Invest in General Genomics

Accurately predict your risk of infectious disease (like COVID) and take control



CURO46.COM MIDLAND TX

Technology | Main Street | Infrastructure | Artificial Intelligence | App

Why you may want to invest in us...

1. You believe in the power of data science over hope
2. Multiple Process Patents Pending
3. True anonymization of medical history and other data
4. An experienced technical and commercial team
5. Burgeoning relationships with government, military, and commercial contacts

5. Burgeoning relationships with government, military, and commercial contacts

6. Multiple apps to help businesses, schools, healthcare facilities, and individuals
7. **Sourced By:** David Meyerson

Why investors ❤ us

WE'VE RAISED $316,429 SINCE OUR FOUNDING



General Genomics is an impressive team of brilliant, innovative and genuinely good people who share a sincere passion for making this world a better place using the next frontier...artificial intelligence and machine learning. The GGI team work ethic is one to emulate. As a veteran, I am honored to invest in and work with my veteran brothers, AJ Rosenthal and Caleb Stuart. AJ, Caleb and Warren are revolutionaries who are challenging humanity to STEP IT UP!

Shelley Klingler Managing Member, Snubble Tubble LLC

LEAD INVESTOR | INVESTING $250,000 THIS ROUND



I only met AJ Rosenthal about a month ago. Just the fact that I agreed to vouch for him as a founder here after that short amount of time says a lot...about AJ. See, I work with founders and their teams. I see all sorts. Some



are driven. Some are brilliant. Some are kind. Some have begun pursuit of an idea that can legitimately change the world for the better. Few are all of these things. AJ is one of the few. I have been incredibly impressed with AJ and the team at General Genomics. I vouch for AJ without pause.

Zach Messler ☆

SEE MORE

Our team



AJ Rosenthal
President
AJ Rosenthal's career has spanned data science and sales. After serving eight plus years as a US Navy nuclear engineer, AJ built a career in the energy industry. His deep expertise has helped General Genomics secure 3 patents and apply for 20+ more.




Warren Dennis Gieck
SVP, Engineering & Product Development
With deep experience in AI development and market launch, Warren has led AI-driven digital transformations at global leaders GE and Baker Hughes. Additionally, he's built critical robotics and industrial automation programs, including GE's Adaptix.




Caleb Stuart
SVP, General Counsel, and Secretary
Caleb brings business law and contracts expertise to General Genomics. After serving four years in the US Marine Corps and earning a JD, Caleb built the Stuart Firm, a practice focused on commercial litigation in the energy and construction industry.


In the news

        

Downloads

📄 General Genomics Inc. Valuation.pdf

Lets' get back to life as we knew it...

If you're like us, you feel it.

- *That stress.*

- *That dread.*

- *That uneasiness.*

It's ok. It's understandable.

In the heart of a global pandemic, certainty takes a back seat.

Unfortunately, we all suffer for it:

- *Social distancing.*

- *Testing.*

- *Contact tracing.*

- *Lockdowns.*

- *And masks that have become as much a political statement as a deterrent.*

The thing is, it's a global pandemic <u>because</u> of the uncertainty.

No one seems to know exactly what to do...*until they know.*

But, there has to be some way for our kids to get back to school...

For us to get back to work...

For everyone to visit loved ones...

Go to the movies...

Catch a ball game...

without worry or aggravation.

There has to be a way for everyone to get back to life as we knew it without going out of our minds...without locking down...without going full-out 1984 with all the contact tracing and what sure looks like a complete lack of privacy.

There is.

We're creating it, and you can play a role.

Introducing General Genomics.

At General Genomics we're creating software and apps for people who feel ill-informed about the potential effects of COVID-19 and whatever comes next...for themselves and their families.


Curo46 overview
curo46
genomics
ALL health and medical data is 100% fully ANONYMIZED, individuals are fully in control of their own data.
Individual answers a survey, DNA files, medical records
Curo46 provides Risk (RUN) Score
Low risk individual
High risk individual
People feel safe and return to life
People concerned with public health practices go to ShieldScore

We've built technology with privacy top-of-mind: Technology that takes what you know about your health and your family history, adds your genetics, and compares it to thousands of variables (and growing), billions of times, all while protecting your data so it remains yours and yours alone.

The result? Knowledge so we all can take more control of our individual health and the health of our families...during COVID and forever.

Because when we uncover our unknown, we can all get back to life as we knew it.

So read more, ask questions, and know this:

Together, we can do this.

This is General Genomics.

Get to know General Genomics products.


GGI platform
genomics
Pandemic Subsidy Management (Gov)
Shield Score (B2B)
Business Insurance Risk Models (B2B)
Pandemic Resource Management (Gov)
Pharma & Medical Treatment Impact (B2B)
Life & Medical Insurance Risk Models (B2B)
Shield Score Database
Curo46 AI Engine
Curo46 Database
Electronic Medical Records (mixed)
Curo46 (B2C)

Curo46™

Curo46 is an Artificial Intelligence health platform and app from General Genomics. Using a proprietary algorithm that takes genetic markers and medical history into account, Curo46 predicts the likelihood of infection from COVID-19 (or any other illness) and lays out informed steps to minimize personal health risk.


curo46
genomics
GGI Platforms – Curo46 mobile
Run Score
Risk Under Normalcy
Online health survey
Data is the driving force behind the GeneSuiteX Artificial Intelligence analytics engine
Hello, Chantelle
2.8
Medium
Discover how you can help
QR Code
Authenticate yourself with your RUN score for an engagement
Risk Details
What is the potential impact of exposure to COVID-19?
Hello, Chantelle
Discover how you can help

- Holistic approach to navigating health risks.

- Patent-pending, AI-driven algorithms compare individual health and genetic data to thousands of variables (and growing), millions of times.

- Fully anonymized and decentralized data combined with proprietary algorithms add extra layers of privacy protection.

- Compliance with global and local privacy laws ensure your identifiable data is yours and yours alone.

SheldScore™

COVID-19 has adversely affected more consumer businesses than anything in recent

memory. A major reason? Lack of consumer trust. Enter ShieldScore from General Genomics.

ShieldScore is software that rebuilds trust in social safety. Combining the AI power of Curo46 with online training, inspections, and prevention certification, ShieldScore brings predictability to brick and mortar safety. Consumers can come back with confidence that a business, restaurant, or university has taken the right measures to keep them safe.



GGI Platforms - ShieldScore
Shield Score
genomics
Dashboard
Hello, Business
100%
Complete
Business community
CERTIFIED PANDEMIC SAFETY RATING
Shield Score
Rebuilding confidence in social safety.

- Certified Pandemic Safety Rating, available for public posting and advertising, provides business users an easy way to share their safety measures.

- Ratings based on a combination of qualitative government recommendations and quantitative CDC and WHO data points instill consumer confidence.

- Already in use across multiple States.

Proprietary Predictive Algorithm (PPA™)

General Genomics PPA technology uses machine learning that analyzes thousands of variables (and growing) across billions of records. Unlike previous efforts to establish predictive risk models for infectious disease—generally based on either singular medical diagnoses or genetics about individuals—General Genomics PPA gene tech determines and integrates all correlation factors, including genetics, health history and treatment successes across populations.

- Based on proven data science.

- Incorporates the latest artificial intelligence and machine learning technologies.

- Rapidly expanding dataset.

- 3 patents pending.

- 20+ patents in process.



genomics
Pandemic Subsidy Programs
Government spending trillions of $$$
Government individual grant authority
Government business grant authority
Provide grants only with approved third-party risk assessments
Fund programs (such as ShieldScore) to get businesses back to work
More people back to work, more taxable income
Pandemic Management
Challenges predicting and knowing where to place resources
Existing models do not account for an individual's susceptibility & risks
Curo46 pandemic forecasting engine
Improved resource planning and $$$ saved

General Genomics holds several patents. More are coming really soon.

General Genomics is developing the next generation of artificial intelligence-driven bio-informatics. We currently have three patents pending with more than 20 additional in the application phase. Following is a high-level overview of our three existing patents:

- A process for discovering and identifying susceptibility to illnesses (viruses, bacterial infections, cancers) based on genetic markers - **PATENT-PENDING**

- A process for determining individual severity of symptoms (viruses, bacterial infections, cancers) based on genetic markers with correlation to drug treatment strategies - **PATENT-PENDING**

- Using data science for the determination of safety procedures and equipment effectiveness for the prevention and spread of COVID-19 and other pandemics in businesses and facilities - **PATENT-PENDING**

- 20+ additional patents in active development

The target audiences for General Genomics offerings are vast.

When you invest in a company, you want to know there's a market need for what they sell, as well as an audience that's willing to buy.

The need for better pandemic management capabilities is obvious.

Perhaps less obvious? Virtually everyone benefits from using General Genomics offerings.

Here's a brief list of our target audiences and why they make sense:

Here's a quick list of our target audiences:

General Population: Anyone who wants to get back to life as we knew it; Anyone who wants to be better at staying healthy; Anyone who wants to better manage their own personal health; Anyone who wants to be a part of the future of health insights.

Schools: Public school systems, private schools, and higher-learning institutions that want more accurate, up-to-date preventative measures to provide the safest possible environment for their students, faculty, administrators, and staff.

Places of worship: Churches, mosques, synagogues, temples, and all other religious spaces where people gather regularly to pray.

Large event facilities: Stadiums, concert venues, movie theaters, Broadway theaters, race tracks, and any other large event facility that cannot yet open or open at limited capacity.

Restaurants, bars, and clubs: Restaurant, bar, and club owners, managers, and marketers that want to rebuild trust with their patrons and fill restaurant tables.

Brick and mortar businesses: Business owners and in-store managers that want to bring back foot-traffic.

Office space: Businesses that want to safely get their workers back in the office, as well as their employees who want to come back.

In-house services: In-home service and contracting businesses, including cleaning services, contractors, appliance repair, and more that want to be welcomed back into the home.

Healthcare facilities: Hospitals and urgent care centers that treat COVID patients and need more and more data to make the most informed care decisions.

US Federal Government: Agencies and Federal programs that support pandemic management, pandemic subsidies, and resource distribution.

State and Local Governments: Any programs that support pandemic management, pandemic subsidies, and resource distribution.

The Best Part? We're already making waves...

General Genomics is seeing significant traction in our efforts to get back to life as we knew it. Here's a snapshot of some recent developments supporting these efforts:

- *Serious and significant interest exists from doctors to Big Data companies...Government officials to consumer end-users.*

- *The final step for one Government contract is happening as you read this, with more around the corner.*

- *Private and public partnerships within the healthcare industry are in the works.*

- *General Genomics is actively developing relationships with higher-learning institutions to further expand our ongoing research and development efforts.*

- *As we continue to uncover correlations between a person's genetic makeup and their predisposition for effective drug treatments, Big Pharma companies are our next logical target audience. (In fact, conversations have already begun.)*

We look forward to sharing more developments...perhaps by the next time you're on this page!

At General Genomics, our goal is to return to a fully active world...and be prepared for whatever comes next.

Invest. Help us change the world for the better.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that are expected to occur, are forward-looking statements. Although the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements.

Factors that could cause the actual results to differ materially from those in forward-looking statements include regulatory actions, market prices, continued availability of capital and financing, and general economic, market, or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates, and opinions on the date the statements are made. No person or entity assumes any obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

OPINION OF VALUE

October 29, 2020

AJ Rosenthal
General Genomics Inc.
24 Smith Road Unit 504, Midland, Texas,

Dear Mr. AJ Rosenthal,

Stonebridge was hired to investigate and report on the Fair Market Value of General Genomics Inc. as of October 29, 2020. The valuation purpose was to estimate the fair market value for raising capital (debt or equity) purposes.

I appraised the business using the Fair Market Value as the standard of value for the company with control interest and no adjustment for lack of marketability. Fair Market Value (FMV) is defined as the value a property would exchange hands given a willing buyer and seller negotiate the price with neither party under duress. The FMV relies on both parties having access to all necessary information. The Fair Market Value was used as the Standard of Value in this report.

I have reviewed the package for General Genomics Inc. as well as the assumptions based on management or client discussions that allowed me to forecast the future net cash flow of the business and build out the Discount Rate, which is essentially an indicator of risk in the business. Other approaches to value were considered in this valuation, and the appropriate allocation of methods and calculations were used that best represents the Company's value.

The effective date of this appraisal is October 29, 2020. The Fair Market Value for 100.00% of General Genomics Inc. is estimated at $320 million for the enterprise value. Enterprise value is the invested capital value (debt and equity) of the business.

Daniel P. O'Connell
President
Stonebridge Advisory Inc.
1055 E Colorado Blvd., 5th Floor
Pasadena, CA 91106

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

General Genomics helps you uncover the unknown so we can all get back to life as we knew it. Our products and technologies help individuals, businesses, government agencies, schools, and health care professionals make the most informed decisions regarding health choices and life risks. Using individual, anonymized health and genetic data combined with artificial intelligence technology, General Genomics offerings help humans better address COVID-19 and whatever comes next.

Where will your company be in 5 years? ⌄

According to the World Economic Forum, the Fourth Industrial Revolution is "…the merging of the physical, digital and biological worlds in ways that create both huge promise and potential peril." General Genomics hope to play a key role in the promise of the Fourth Industrial Revolution. Five years from now, we think we'll have more capabilities, data, and intelligence to shape how the world responds to infectious disease. We want to be continually be changing the world for the better.

Why did you choose this idea? ⌄

The simple answer: We're dads who wanted our kids to be able to get back to school and play with their friends again without worry or stress. The scientific answer: Adoption of proven, industrial AI/ML/algorithms to the human condition is the next logical step in modern medicine. DNA—along with AI-analyzed medical records—is the path forward.

How far along are you? What's your biggest obstacle? ⌄

We are well along the path to acquire mainstream acceptance.

Curo46 and ShieldScore software have been developed and released (web app and Android mobile app available; iOS app in development), and the PPA technology has been proven to work as designed.

Our biggest obstacle is potential lack of adoption.

Domestically, this is specifically tied to the adoption of General Genomics' Universal HIPAA/Privacy Policy to ensure compliance with California law (among other States and Federal statutes).

Internationally, that challenge includes normalizing and interpreting various languages and medical practice data for nearly 200 countries.

Who competes with you? What do you understand that they don't? ⌄

Our competitors (Big Tech and Big Pharma) are as vast as our possibilities.

While they understand the importance of data science, none have cracked how to tie genetic coding back to the human condition. We patented it.

In the right hands, this innovation improves the world, helping people better understand their health, their risks, and effective treatments. Today, we can apply patterns of genes to actual disease or even individual susceptibility to viruses/bacteria/cancers. As we progress, this will accurately predict who can get sick from specific infectious diseases and to what extent.

We also understand the absolute importance of privacy in this endeavor, something our competition proves, time and time again, they do not.

How will you make money? ⌄

General Genomics makes money based on a hybrid social media-inspired health subscription model.

We see a future where anonymized genetics and health data can serve the greater good, informing and helping people stay as healthy as possible.

Subscriptions will be as follows:

1. Premium Subscription for medical insights and personal Electronic Medical Record (EMR)

2. Free app for COVID; Ad Revenue from across mobile apps

3. API Stream Subscriptions to complementary industries (Insurance, Medical, Government, Military-Industrial, Education, Manufacturing, Industrial, Food Service, Hospitality, Agricultural, Human Capital Corporations)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We've identified the following risks to General Genomics:

If we uncover new intelligence that costs or otherwise threatens Big Tech/Pharma, it's possible our R&D and marketing is slowed by unrelated activities.

A lack of timely funding to provide developmental resources and human capital to grow the business would slow innovation and roll-out. Considering COVID is a here-and-now pandemic, this could reduce adoption.

Lack of adoption due to privacy concerns. We fully understand the importance of privacy, but it's a complex issue, both in terms of regulations and consumer confidence. Though we believe we've addressed this with our approach and technology safeguards, it's possible consumer privacy concerns are underestimated.